April 3, 2009

Tabatha Akins
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

Re:      Synovics Pharmaceuticals, Inc.
            Item 4.01 Form 8-K
            Filed March 17, 2009
            File No. 000-22011

Dear Ms. Akins:

            On behalf of our client, Synovics Pharmaceuticals, Inc., a Nevada corporation (the “Company”) and further to my conversation with you earlier today, this letter is to confirm that the Company is working with its auditors to address the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced report as set forth in the letter from you dated March 18, 2009 (the “Comment Letter”). The Company plans to submit a response to the Comment Letter next week.

            Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Gary M. Emmanuel

Gary M. Emmanuel

cc:        Robert S. Brown
            Jyotindra Gange
            Mahendra Desai
            Michael Bernstein
            Mitchell Rubin